Confidential

Presentation to the Board of Directors of Erie Indemnity Company:



ERIE®

Project Gemini

February 2006

COCHRAN CARONIA WALLER

Disclaimer

THE ACCOMPANYING PRESENTATION WAS COMPILED OR PREPARED BY AND ARE PROPRIETARY TO COCHRAN CARONIA WALLER LLC ("CCW"). SUCH PRESENTATION HAS BEEN PROVIDED BY CCW FOR THE BENEFIT AND INTERNAL USE OF THE BOARD OF DIRECTORS OF ERIE INDEMNITY COMPANY ("EIC") IN CONNECTION WITH A POTENTIAL TRANSACTION INVOLVING ERIE FAMILY LIFE INSURANCE COMPANY ("ERIF" OR THE "COMPANY") AND NOT WITH A VIEW TOWARD PUBLIC DISCLOSURE UNDER STATE, FEDERAL AND INTERNATIONAL SECURITIES LAWS OR OTHERWISE. NEITHER THE ACCOMPANYING PRESENTATION NOR ANY OF ITS CONTENTS MAY BE REPRODUCED, DISTRIBUTED OR USED, NOR MAY REFERENCE TO CCW BE MADE, WITHOUT THE PRIOR WRITTEN CONSENT OF CCW. THE ACCOMPANYING PRESENTATION MUST BE CONSIDERED TOGETHER WITH THE ORAL PRESENTATION THAT SUPPLEMENTS IT.

THE INFORMATION CONTAINED HEREIN WAS OBTAINED FROM THE COMPANY AND EIC AND FROM PUBLIC SOURCES. ANY ESTIMATES AND PROJECTIONS CONTAINED HEREIN HAVE BEEN SUPPLIED BY THE MANAGEMENT OF THE COMPANY OR ARE PUBLICLY AVAILABLE AND INVOLVE NUMEROUS AND SIGNIFICANT SUBJECTIVE DETERMINATIONS. THERE IS NO ASSURANCE THAT SUCH ESTIMATES AND PROJECTIONS WILL BE REALIZED. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS MADE AS TO THE ACCURACY, COMPLETENESS OR REASONABLENESS OF SUCH INFORMATION AND NOTHING CONTAINED HEREIN IS, OR SHALL BE RELIED UPON AS, A REPRESENTATION OR WARRANTY, WHETHER AS TO THE PAST, THE PRESENT OR THE FUTURE. THE ACCOMPANYING PRESENTATION WAS NOT PREPARED FOR USE BY READERS NOT AS FAMILIAR WITH THE BUSINESS AND AFFAIRS OF THE COMPANY AS THE BOARD OF DIRECTORS OF EIC AND, ACCORDINGLY, NONE OF EIC OR CCW NOR THEIR RESPECTIVE LEGAL OR FINANCIAL ADVISORS OR ACCOUNTANTS TAKES ANY RESPONSIBILITY FOR THE ACCOMPANYING PRESENTATION IF USED BY PERSONS OTHER THAN THE BOARD OF DIRECTORS OF EIC.

IN PREPARING THE ACCOMPANYING PRESENTATION, CCW RELIED ON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION OR INVESTIGATION, THE ACCURACY, COMPLETENESS AND REASONABLENESS OF ALL OF THE FINANCIAL AND OTHER INFORMATION PROVIDED TO, DISCUSSED WITH OR OTHERWISE REVIEWED BY CCW. WITH RESPECT TO FINANCIAL FORECASTS AND ESTIMATES UTILIZED BY CCW IN ITS ANALYSES, CCW WAS ADVISED BY THE MANAGEMENT OF THE COMPANY AND EIC AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION OR INVESTIGATION, THAT SUCH FINANCIAL FORECASTS AND ESTIMATES WERE REASONABLY PREPARED ON BASES REFLECTING THE BEST CURRENTLY AVAILABLE INFORMATION, ESTIMATES AND JUDGMENTS OF THE MANAGEMENT OF THE COMPANY AS TO THE COMPANY'S FUTURE FINANCIAL CONDITION AND OPERATING RESULTS. CCW HAS NEITHER MADE NOR OBTAINED ANY INDEPENDENT EVALUATIONS OR APPRAISALS OF THE ASSETS OR LIABILITIES, CONTINGENT OR OTHERWISE, OF THE COMPANY.

THE ACCOMPANYING PRESENTATION WAS NECESSARILY BASED ON THE INFORMATION AVAILABLE TO CCW AND GENERAL ECONOMIC, FINANCIAL AND STOCK MARKET CONDITIONS AND CIRCUMSTANCES AS THEY EXISTED AND COULD BE EVALUATED BY CCW AS OF THE DATE OF PREPARATION OF THE ACCOMPANYING PRESENTATION. ALTHOUGH SUBSEQUENT DEVELOPMENTS MAY AFFECT THE ACCOMPANYING PRESENTATION, CCW DOES NOT HAVE ANY OBLIGATION TO UPDATE, REVISE OR REAFFIRM THE ACCOMPANYING PRESENTATION.

FINANCIAL ANALYSES, SUCH AS THOSE CONTAINED IN THE ACCOMPANYING PRESENTATION, INVOLVE COMPLEX CONSIDERATIONS AND JUDGMENTS CONCERNING FINANCIAL AND OPERATING CHARACTERISTICS AND OTHER FACTORS THAT COULD AFFECT THE ACQUISITION, PUBLIC TRADING OR OTHER VALUES OF THE COMPANIES, BUSINESS SEGMENTS OR TRANSACTIONS ANALYZED. THE ESTIMATES USED IN, AND THE VALUATION RANGES RESULTING FROM, SUCH ANALYSES ARE INHERENTLY SUBJECT TO SUBSTANTIAL UNCERTAINTY AND, THUS, SUCH ANALYSES DO NOT PURPORT TO BE, AND SHOULD NOT BE CONSTRUED IN ANY RESPECT AS, A GUARANTY OF VALUE OR TO REPRESENT AN OPINION AS TO THE PRICE AT WHICH THE COMPANY, THE COMMON STOCK THEREOF OR ANY OTHER INTERESTS THEREIN ACTUALLY WOULD BE ACQUIRED OR SOLD. THE ACCOMPANYING PRESENTATION IS NOT INTENDED TO, AND DOES NOT, CONSTITUTE AN OPINION AS TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE TERMS OF ANY ACTUAL OR PROPOSED TRANSACTION INVOLVING THE COMPANY OR OTHER MATTERS. THE ACCOMPANYING PRESENTATION IS NOT INTENDED TO PROVIDE THE SOLE BASIS FOR EVALUATING THE POTENTIAL TRANSACTION, DOES NOT PURPORT TO CONTAIN ALL RELEVANT INFORMATION AND SHOULD NOT BE DEEMED A RECOMMENDATION WITH RESPECT TO ANY TRANSACTION.

ERIE INSURANCE GROUP
ERIE.

CCW COCHRAN CARONIA WALLER

Table of Contents

COCHRAN CARONIA WALLER

ERIE
INSURANCE
GROUP
ERIE.

I. Executive Summary

COCHRAN CARONIA WALLER

ERIE
INSURANCE
GROUP

ERIE.

Executive Summary

◆ **Cochran Caronia Waller ("CCW") has been requested by the Board of Directors of Erie Indemnity Company ("EIC") to prepare a financial analysis (the "Financial Analysis") of Erie Family Life Insurance Company ("ERIF" or the "Company") in connection with a potential tender offer by EIC or one of its affiliates or subsidiaries, for the publicly held shares of ERIF not owned by EIC or its affiliate, Erie Insurance Exchange (the "Tender Offer").**

◆ **In preparing the Financial Analysis, CCW reviewed, among other things, the following information:**

– Publicly available information concerning the business, financial condition and operations of ERIF

– Internal information prepared by Company management concerning the business, financial condition and operations of ERIF

– Financial projections for ERIF prepared by Company management

– Audited financial statements of ERIF for the fiscal years ended December 31, 2003 and 2004 and preliminary unaudited financial statements for December 31, 2005 prepared by Company management

– Discussions with ERIF management concerning the Company, its operating environment, financial condition, prospects and strategic objectives, including a discussion of general economic factors currently impacting companies in the life insurance sector

– Historical stock price performance and other valuation metrics for ERIF

– Certain relevant market and financial data of ERIF, companies comparable to ERIF, and transactions comparable to the proposed Tender Offer

Executive Summary (cont'd)

♦ **The table below summarizes the types of financial analyses performed and other factors considered by CCW:**

	Description
Historical Stock Price Performance	– Historical stock trading performance of ERIF common shares compared with the stock trading performances of certain comparable company indices as well as broader market indices
Historical Trading Multiples	– Historical price / book value trading multiples over time and average trading multiples over various periods
Price / Book Value vs. ROE Analysis	– Correlation between return on equity (ROE) and price / book value for comparable companies and resulting implied price / book value multiple for ERIF
Public Market Trading Analysis	– Comparison of selected financial, operating and trading information and ratios (e.g., price / earnings and price / book value) using publicly available information of a peer group of companies
Dividend Discount Analysis	– Calculation of the sum of the Company's projected cash flows to common shareholders and a terminal value discounted at ERIF's cost of equity
Premiums Paid Analysis	– Premiums paid in comparable minority stake buy-out transactions

ERIE INSURANCE GROUP

CCW COCHRAN CARONIA WALLER

II. Corporate Overview

COCHRAN CARONIA WALLER

ERIE
INSURANCE
GROUP
ERIE.

ERIF Public Market Data

Public Market Summary

Share Price (as of 2/10/06)	$26.85
52 Week:	
High	$33.00
Low	$26.25
% of 52 Week High	81.4%
Market Capitalization ($MM)	$253.7
Price / 9/30/05 BVPS (Incl. FAS 115)	0.98x
Price / 9/30/05 BVPS (Excl. FAS 115)	1.07x
Price / 12/31/05 BVPS (Incl. FAS 115) [1]	0.99x
Price / 12/31/05 BVPS (Excl. FAS 115) [1]	1.06x
Price / 2005 Net Income [1]	15.3x
Price / 2005 Operating Income [1]	15.5x
Price / 2006E Net Income	12.1x
Price / 2007E Net Income	11.8x

Source: ERIF historical data per ERIF public filings, except as otherwise noted. ERIF projected data per ERIF management.

(1) Based on preliminary, unaudited financial information from ERIF management.

Average Weekly Trading Volume



Average Weekly Trading Volume

Period	Volume
1 Week	5,216
4 Weeks	2,228
3 Months	2,282
1 Year	3,645
3 Year	3,675
5 Year	3,984

Note: Calculated for full business weeks, Monday through Friday. Data is through Friday, February 10, 2006.
Source: Bloomberg.

Corporate Overview

Historical Price / Volume Chart and Major Events



Source: Bloomberg.

Corporate Overview

ERIF Historical Earnings

Earnings Per Share



Return on Equity (Excl. FAS 115)



Operating Earnings Per Share



Operating Return on Equity (Excl. FAS 115)



Source: SNL DataSource, public SEC filings and ERIF internal financial documents.

ERIF Selected Historical Financial Results

(Dollars in millions, except for per share data)

Net Policy Revenue



Total Revenue



Total Assets



Book Value Per Share (Excl. FAS 115)



Source: SNL DataSource, public SEC filings and ERIF internal financial documents.

Corporate Overview

Historical Sector Stock Performance vs. General Market



One Year Stock Performance



Five Year Stock Performance



Three Year Stock Performance

Source: Capital IQ.



Historical ERIF Price to Book Value Multiples (Excl. FAS 115)



Source: Bloomberg and SNL DataSource.

Historical ERIF Price / Volume Trading Summary



ERIF Trading Volume by Price Range
Last 3 Years (2/10/03 to 2/10/06)

ERIF Trading Volume by Price Range
1 Year (2/10/05 to 2/10/06)

ERIF Trading Range
Last 3 Years (2/10/03 to 2/10/06)

Price Range	Days Closing Price Within Range	% of Total	Volume of Shares Traded Within Range (1)	% of Total
$18.00 - $19.99	45	5.7%	32,456	2.9%
$20.00 - $21.99	30	3.8%	83,180	7.4%
$22.00 - $23.99	113	14.4%	178,064	15.8%
$24.00 - $25.99	3	0.4%	5,100	0.5%
$26.00 - $27.99	32	4.1%	38,872	3.4%
$28.00 - $29.99	163	20.8%	145,910	12.9%
$30.00 - $31.99	355	45.3%	591,868	52.4%
$32.00 - $33.99	43	5.5%	53,120	4.7%
$34.00 - $35.99	0	0.0%	1,733	0.2%
	784	100.0%	1,130,304	100.0%

(1) Based on closing stock prices.

ERIF Trading Range
1 Year (2/10/05 to 2/10/06)

Price Range	Days Closing Price Within Range	% of Total	Volume of Shares Traded Within Range (1)	% of Total
$26.00 - $26.99	1	0.4%	2,318	0.7%
$27.00 - $27.99	25	9.5%	32,634	9.9%
$28.00 - $28.99	64	24.4%	41,580	12.6%
$29.00 - $29.99	48	18.3%	36,810	11.2%
$30.00 - $30.99	6	2.3%	11,612	3.5%
$31.00 - $31.99	116	44.3%	203,682	61.7%
$32.00 - $32.99	2	0.8%	1,451	0.4%
	262	100.0%	330,087	100.0%

(1) Based on closing stock prices.

Source: Bloomberg.



III. Financial Analysis

Financial Analysis Summary

	Financial Statistic[1]	Selected Multiple Range/ Premium Range			Implied Per Share Range		
I. Stand Alone Analysis							
Public Market Trading Analysis: [2]							
Price / 2006E EPS (see pg. 17)	$2.21	12.0x	---	13.0x	$26.52	---	$28.73
Price / 2007E EPS (see pg. 17)	$2.27	11.0x	---	12.0x	$24.97	---	$27.24
Price / 9/30/05 BVPS [3] (see pg. 17)	$25.08	1.05x	---	1.15x	$26.33	---	$28.84
Price / 12/31/05 BVPS [3] [4] (see pg. 17)	$25.45	1.05x	---	1.15x	$26.72	---	$29.27
Price / Book Value vs. 2006E ROE [3] (see pg. 18)	8.5%	1.12x	---	1.22x	$28.09	---	$30.60
Indicative Reference Range					***$26.53***		***$28.94***
Dividend Discount Analysis: [5]		**Exit Multiple**					
Price / Estimated Earnings (see pg. 20)		12.0x	---	13.0x	$26.09	---	$29.22
Price / Book Value [3] (see pg. 20)		1.22x	---	1.32x	$28.87	---	$32.33
Indicative Reference Range					***$27.48***		***$30.77***
II. Transaction Analysis							
Premiums Paid Analysis: [6]							
All Transactions (see pg. 22)	$26.85	19.2%	---	29.2%	$32.01	---	$34.69
Financial Institution Transactions (see pg. 22)	$26.85	13.5%	---	23.5%	$30.47	---	$33.16
Insurance Transactions (see pg. 22)	$26.85	12.2%	---	22.2%	$30.13	---	$32.81
100% Cash Transactions (see pg. 22)	$26.85	26.8%	---	36.8%	$34.05	---	$36.73
Indicative Reference Range					***$31.66***		***$34.35***
Selected Per Share Reference Range					**$30.00**		**$33.50**


$24.00
$26.00
$28.00
$30.00
$32.00
$34.00
$36.00
$38.00
Closing Stock Price on 2/10/06: $26.85

(1) ERIF historical data per ERIF public filings, except as otherwise noted. ERIF projected data per ERIF management.
(2) Peer group includes AEL, AMH, FFG, KCLI, NWLIA, PL, PLFE, PNX and SFG.
(3) Excludes unrealized gains and losses.
(4) Based on preliminary, unaudited financial information from ERIF management.
(5) Based on a discount rate range of 11.0% - 12.0%.
(6) Selected premium range is based on the median premiums paid over target closing stock prices 1 trading day prior to announcement for selected companies with majority ownerships. Includes transactions announced or effected since 1996 with transaction values of greater than $50MM.

Financial Analysis

Illustrative Stock Price Matrix

(Dollars in millions, except per share data)

								ERIF Matrix Stock Price Range					
		$29.00	**$29.50**	**$30.00**	**$30.50**	**$31.00**	**$31.50**	**$32.00**	**$32.50**	**$33.00**	**$33.50**	**$34.00**	**$34.50**
Market Capitalization		$274.1	$278.8	$283.5	$288.2	$293.0	$297.7	$302.4	$307.1	$311.9	$316.6	$321.3	$326.0
Aggregate Transaction Value		$68.2	$69.4	$70.6	$71.8	$72.9	$74.1	$75.3	$76.5	$77.7	$78.8	$80.0	$81.2
Implied Premium / (Discount) to:													
Close (2/10/06)	$26.85	8.0%	9.9%	11.7%	13.6%	15.5%	17.3%	19.2%	21.0%	22.9%	24.8%	26.6%	28.5%
5 Day Average	$27.19	6.7%	8.5%	10.3%	12.2%	14.0%	15.9%	17.7%	19.5%	21.4%	23.2%	25.0%	26.9%
20 Day Average	$27.95	3.8%	5.6%	7.3%	9.1%	10.9%	12.7%	14.5%	16.3%	18.1%	19.9%	21.7%	23.4%
60 Day Average	$27.98	3.6%	5.4%	7.2%	9.0%	10.8%	12.6%	14.4%	16.1%	17.9%	19.7%	21.5%	23.3%
One Year Average	$29.99	-3.3%	-1.6%	0.0%	1.7%	3.4%	5.0%	6.7%	8.4%	10.0%	11.7%	13.4%	15.0%
	Financial Statistic [1]												
Implied Price to:													
2006E EPS	$2.21	13.1x	13.3x	13.6x	13.8x	14.0x	14.3x	14.5x	14.7x	14.9x	15.2x	15.4x	15.6x
2007E EPS	$2.27	12.8x	13.0x	13.2x	13.4x	13.7x	13.9x	14.1x	14.3x	14.5x	14.8x	15.0x	15.2x
9/30/05 BVPS (Incl. FAS 115)	$27.53	1.05x	1.07x	1.09x	1.11x	1.13x	1.14x	1.16x	1.18x	1.20x	1.22x	1.24x	1.25x
9/30/05 BVPS (Excl. FAS 115)	$25.08	1.16x	1.18x	1.20x	1.22x	1.24x	1.26x	1.28x	1.30x	1.32x	1.34x	1.36x	1.38x
12/31/05 BVPS (Incl. FAS 115)	$27.09 [2]	1.07x	1.09x	1.11x	1.13x	1.14x	1.16x	1.18x	1.20x	1.22x	1.24x	1.26x	1.27x
12/31/05 BVPS (Excl. FAS 115)	$25.45 [2]	1.14x	1.16x	1.18x	1.20x	1.22x	1.24x	1.26x	1.28x	1.30x	1.32x	1.34x	1.36x
9/30/05 Capital & Surplus	$141.1	1.94x	1.98x	2.01x	2.04x	2.08x	2.11x	2.14x	2.18x	2.21x	2.24x	2.28x	2.31x
Premium / (Discount) to:													
Median Peer Group Trading Multiple [3]													
Price / 2006E Earnings	12.9x	1.7%	3.5%	5.2%	7.0%	8.7%	10.5%	12.2%	14.0%	15.8%	17.5%	19.3%	21.0%
Price / 2007E Earnings	11.6x	10.1%	12.0%	13.9%	15.8%	17.7%	19.6%	21.5%	23.4%	25.3%	27.2%	29.1%	31.0%
Price / Book Value (Incl. FAS 115)	1.18x	-9.3%	-7.7%	-6.2%	-4.6%	-3.0%	-1.5%	0.1%	1.7%	3.2%	4.8%	6.4%	7.9%
Price / Book Value (Excl. FAS 115)	1.38x	-17.4%	-16.0%	-14.6%	-13.2%	-11.7%	-10.3%	-8.9%	-7.5%	-6.0%	-4.6%	-3.2%	-1.8%

Note: Selected per share reference range reflected on prior page is shaded.

(1) ERIF historical data per ERIF public filings, except as otherwise noted. ERIF projected data per ERIF management.

(2) Based on preliminary, unaudited financial information from ERIF management.

(3) Peer group includes AEL, AMH, FFG, KCLI, NWLIA, PL, PLFE, PNX and SFG.

ERIE INSURANCE GROUP

COCHRAN CARONIA WALLER

Financial Analysis

Market Trading Statistics for ERIF and Selected Comparables

(Dollars in millions, except per share data)

Company Name	American Equity Investment Life Holding Co	AmerUs Group Co.	FBL Financial Group, Inc.	Kansas City Life Insurance Company	National Western Life Insurance Company	Phoenix Companies, Inc.	Presidential Life Corporation	Protective Life Corporation	StanCorp Financial Group, Inc.	Total Median	Erie Family Life Insurance Company
Tickers	AEL	AMH	FFG	KCLI	NWLIA	PNX	PLFE	PL	SFG		ERIF
Stock Price (2/10/06)	$13.55	$60.30	$34.00	$50.93	$211.38	$14.25	$21.56	$47.65	$52.04		$26.85
52 Week: High - Low	$14.14-$10.08	$64.03-$45.01	$34.55-$25.15	$53.41-$44.17	$220.00-$159.40	$15.95-$10.10	$21.96-$13.81	$50.46-$37.20	$53.30-$35.98		$33.00-$26.25
1 Yr Avg. Wk Volume / Shares Out.	3.88%	4.24%	0.43%	0.27%	0.41%	1.98%	1.04%	1.88%	2.54%		0.04%
Market Cap. ($MM)	$543.7	$2,307.5	$990.0	$606.9	$763.3	$1,355.2	$634.1	$3,320.9	$2,840.3		$253.7
LTM Stock Performance	26.0%	27.6%	25.2%	3.0%	21.5%	9.5%	35.6%	14.2%	19.3%	21.5%	-14.6%
Current Price / Book:											
Excl. FAS 115	1.47x	1.50x (1)	1.30x (1)	0.89x	0.90x	0.66x (1)	1.38x	1.60x (1)	2.10x (1)	1.38x	1.07x
Incl. FAS 115	1.56x	1.49x (1)	1.18x (1)	0.88x	0.89x	0.68x (1)	0.98x	1.52x (1)	2.01x (1)	1.18x	0.98x
Return on Equity:											
LTM Operating Income	18.0%	11.9% (1)	9.9% (1)	4.7%	7.8%	4.9% (1)	12.7%	13.0% (1)	15.9% (1)	11.9%	7.6%
2006E	13.5%	11.8%	8.9%	NA	NA	4.1%	NA	12.1%	14.6%	11.9%	8.5% (2)
2007E	14.2%	11.5%	9.0%	NA	NA	4.4%	NA	11.9%	14.2%	11.7%	8.3% (2)
Dividend Yield	0.30%	0.67%	1.24%	2.09%	0.00%	1.12%	1.89%	1.62%	1.22%	1.22%	3.25%
Price / Earnings:											
LTM Diluted EPS	12.5x	13.6x	13.8x	10.4x	9.7x	13.4x	6.0x	13.8x	13.8x	13.4x	14.1x
LTM Operating EPS	8.5x	12.9x	13.7x	19.8x	12.0x	14.4x	11.3x	12.9x	13.9x	12.9x	14.4x
2006E	9.8x	12.0x	14.0x	NA	NA	15.5x	NA	12.4x	13.3x	12.9x	12.1x (2)
2007E	8.1x	10.9x	12.6x	NA	NA	14.1x	NA	11.2x	11.9x	11.6x	11.8x (2)
Debt / Total Cap.	69.9%	23.1% (1)	20.5% (1)	4.7%	0.0%	36.3% (1)	18.9%	29.9% (1)	15.6% (1)	20.5%	13.3%
Beta	0.52	1.12	1.11	0.68	0.78	1.34	1.19	0.90	0.93	0.93	0.49

2004 Premiums by Line[3]:



0.7%
99.3%
28.2%
0.1%
71.7%
0.4%
18.6%
80.9%
11.1%
21.5%
67.4%
1.1%
13.4%
85.5%
34.9%
1.3%
63.8%
4.1%
1.8%
94.1%
46.9%
52.8%
0.3%
38.7%
20.7%
40.6%
38.6%
60.9%
0.4%
Ordinary and Group Life
A&H
Individual & Group Annuities
Other

Source: SNL DataSource, Bloomberg and First Call, unless otherwise noted.

Note: All financial data is as of September 30, 2005, unless otherwise noted.

(1) Represents 2005 actual year-end data.

(2) ERIF projected data per ERIF management.

(3) From A.M. Best.



COCHRAN CARONIA WALLER

Financial Analysis

Price to Book vs. ROE Analysis

◆ **As a capital intensive business, life insurance valuations in the public markets have been strongly correlated to return on equity:**

   – Companies with a higher expected return on equity generally have been rewarded with a higher valuation

◆ **The price to book vs. ROE analysis examines the correlation between the expected ROEs and price / book value multiples of comparable companies. The resulting regression line provides the implied book value multiple for a company at a given expected ROE.**

   – A company positioned below the line implies that the company is currently undervalued based on its expected ROE, while a position above the line suggests that a company is overvalued by the market



Price to Book vs. ROE Chart

AEL = American Equity Investment Life Holding Co.
AMH = AmerUs Group Co.
ERIF = Erie Family Life Insurance Company
FFG = FBL Financial Group, Inc.
PL = Protective Life Corporation
PNX = Phoenix Companies, Inc.
SFG = StanCorp Financial Group, Inc.

$y = 11.578x + 0.1844$
$R^2 = 0.8766$

Based upon the relationship between price / book and ROE, and given ERIF's 2006E ROE of 8.5%, ERIF would be expected to trade at 1.17x book value.

Source: SNL DataSource.

Price to Book vs. ROE Analysis (cont'd)

◆ **While forward ROE estimates typically have been considered in determining an implied book value for a company, many of ERIF's comparable companies have not been covered by research analysts and therefore do not have forward earnings estimates.**

- In the regression below, LTM Operating ROE was used, excluding the impact of realized gains and losses, as a proxy for forward ROE estimates

◆ **The one-year average weekly trading volume for each company as a percentage of shares outstanding also was reviewed.**

- It would appear that average weekly trading volumes for ERIF's peer companies do not impact whether the companies are over- or under-valued by the market



Price to Book vs. LTM Operating ROE Chart

AEL = American Equity Investment Life Holding Co.
AMH = AmerUs Group Co.
ERIF = Erie Family Life Insurance Company
FFG = FBL Financial Group, Inc.
KCLI = Kansas City Life Insurance Company
NWLIA = National Western Life Insurance Company
PL = Protective Life Corporation
PLFE = Presidential Life Corporation
PNX = Phoenix Companies, Inc.
SFG = StanCorp Financial Group, Inc.

Source: SNL DataSource.

Note: One-year average weekly volume / shares outstanding in parentheses.

Summary of Dividend Discount Analysis

(Dollars in millions, except per share data)

Discounted Cash Flow Summary

	2006	2007	2008	2009	2010
Free Cash (Mgmt Estimated Dividend) [1]	$8.3	$8.3	$8.3	$8.3	$8.3
Assumed Discount Rate / Cost of Equity	11.6%	11.6%	11.6%	11.6%	11.6%
Discount Factor	0.90	0.80	0.72	0.65	0.58
Discounted Cash Flows	$7.5	$6.7	$6.0	$5.4	$4.8
Sum of Discounted Cash Flows	**$30.3**				

DCF with Net Income Exit Multiple

Sum of Discounted Cash Flows		**$30.3**
Terminal Value - Net Income Multiple		
Projected 2011 Net Income [1]	$31.8	
Forward P/E Multiple	12.5x	
Discount Factor	0.58	
		230.1
Indicative Total Equity Value		**$260.5**
Per Share		**$27.56**

Sensitivity:

Discount Rate	Net Income Exit Multiple 12.0x	12.5x	13.0x
10.5%	$27.81	$28.83	$29.86
11.0%	27.22	28.22	***29.22***
11.5%	26.65	27.63	28.60
12.0%	***26.09***	27.05	28.00
12.5%	25.55	26.48	27.42

DCF with Book Value Exit Multiple

Sum of Discounted Cash Flows		**$30.3**
Terminal Value - Book Value Multiple		
Projected 2010 Book Value [1] [2]	$350.8	
2011E ROAE [1] [2]	9.4%	
Implied Price / Book Multiple	1.27x	
Discount Factor	0.58	
		257.0
Indicative Total Equity Value		**$287.3**
Per Share		**$30.40**

Sensitivity:

Discount Rate	Book Value Exit Multiple 1.22x	1.27x	1.32x
10.5%	$30.78	$31.91	$33.03
11.0%	30.13	31.23	***32.33***
11.5%	29.49	30.56	31.64
12.0%	***28.87***	29.92	30.97
12.5%	28.26	29.29	30.32

(1) Projections per ERIF management.

(2) Excludes unrealized gains and losses.

ERIE INSURANCE GROUP ERIE
Cochran Caronia Waller
20

Cost of Equity Calculation

Cost of Capital Assumptions

Risk Free Rate	4.58%	Yield on 10-year Treasury
Equity Risk Premium	7.5%	Long-term average ERP Source: Ibbotson Associates
Beta	0.93	Median of observed comparables
Cost of Equity	**11.6%**	**Calculated using the CAPM Approach**
Pre-Tax Cost of Debt	8.0%	Estimated interest expense for new debt issued through trust preferred / surplus note pools

- **Dividends represent the cash available to common shareholders after funding capital requirements, working capital needs and debt financing requirements. These cash flows were therefore discounted at ERIF's required return on equity (cost of equity) as opposed to its weighted average cost of capital ("WACC").**

- **ERIF's estimated cost of equity, using a capital asset pricing model (CAPM) approach, is approximately 11.6%.**
  - ERIF's estimated WACC is approximately 10.6% [1]

(1) ERIF's WACC was calculated as the market weighted average of its estimated cost of equity and estimated after-tax cost of debt.

ERIE INSURANCE GROUP

CCW COCHRAN CARONIA WALLER

Financial Analysis

Summary of Premiums Paid Analysis

	Number of Transactions		% Held Prior to Announcement	Target Stock Premium		
				1 Day Prior to Announcement	1 Week Prior to Announcement	4 Weeks Prior to Announcement
All Transactions[1]	**118**	Median:	68.5%	20.7%	24.2%	27.7%
		75th Percentile:	80.0%	37.8%	43.1%	50.2%
		25th Percentile:	59.3%	11.3%	12.4%	15.8%
Financial Institutions[2]	**29**	Median:	74.3%	16.8%	18.5%	25.9%
		75th Percentile:	82.3%	24.8%	39.5%	36.4%
		25th Percentile:	60.4%	11.5%	11.5%	13.6%
Insurance Companies[3]	**9**	Median:	77.3%	15.8%	17.2%	26.0%
		75th Percentile:	81.8%	18.7%	23.9%	34.3%
		25th Percentile:	60.8%	12.7%	11.5%	14.3%
100% Cash[4]	**74**	Median:	69.5%	25.0%	31.8%	34.5%
		75th Percentile:	79.9%	46.3%	48.6%	54.2%
		25th Percentile:	59.8%	14.0%	15.4%	18.8%

Source: SDC Platinum.

(1) Based on all minority buy-out transactions of more than $50MM since 1996.

(2) Based on all minority buy-out transactions of more than $50MM since 1996 in which the target was a financial institution.

(3) Based on all minority buy-out transactions of more than $50MM since 1996 in which the target was an insurance company.

(4) Based on all minority buy-out transactions of more than $50MM since 1996 in which the target was acquired for 100% cash.

Appendix A. Selected Acquisitions of Minority Interests

ERIE
INSURANCE
GROUP
ERIE.

CCW COCHRAN CARONIA WALLER

Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions – All

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium 1 Day Prior	1 Week Prior	4 Weeks Prior	Target Industry	Consideration
10/10/05	Micro Therapeutics Inc	ev3 Inc	$100.8	66.2%	8.3%	14.7%	7.3%	Measuring, Medical, Photo Equipment; Clocks	Stock
09/27/05	New Valley Corp	Vector Group Ltd	106.4	57.7%	44.7%	43.7%	46.7%	Holding Companies, Except Banks	Stock
09/12/05	WFS Financial Inc	Wachovia Corp,Charlotte,NC	485.6	84.0%	13.8%	11.5%	28.2%	Credit Institutions	Stock
09/01/05	7-Eleven Inc	IYG Holding Co	1,301.5	69.7%	32.3%	31.0%	14.1%	Retail Trade-Food Stores	Cash
07/01/05	Tipperary Corp	Santos Ltd	139.8	54.5%	18.9%	16.1%	36.3%	Oil and Gas; Petroleum Refining	Cash
04/14/05	Rubicon Medical Corp	Boston Scientific Corp	99.3	53.6%	-0.7%	0.7%	26.1%	Measuring, Medical, Photo Equipment; Clocks	Cash
03/03/05	Siliconix Inc	Vishay Intertechnology Inc	231.0	80.4%	36.5%	39.0%	28.9%	Electronic and Electrical Equipment	Stock
02/21/05	Eon Labs Inc	Novartis AG	932.9	66.4%	11.0%	7.8%	23.5%	Drugs	Cash
01/27/05	Genencor International Inc	Danisco A/S	183.8	84.0%	23.9%	22.4%	15.8%	Drugs	Cash
01/18/05	UnitedGlobalCom Inc	Liberty Media Intl Inc	3,575.9	52.2%	-0.6%	3.5%	0.2%	Business Services	Cash / Stock
01/10/05	Fox Entertainment Group Inc	News Corp Inc	7,183.9	76.6%	13.1%	12.7%	17.5%	Radio and Television Broadcasting Stations	Stock
08/02/04	Cox Communications Inc	Cox Enterprises Inc	8,389.6	61.4%	26.0%	24.6%	25.2%	Radio and Television Broadcasting Stations	Cash
05/24/04	WFS Financial Inc	Westcorp,Irvine,CA	310.5	84.0%	3.5%	6.2%	5.1%	Credit Institutions	Cash
01/15/04	Phosphate Resource Partners LP	IMC Global Inc	110.7	51.6%	2.7%	12.1%	16.8%	Mining	Stock
11/07/03	barnesandnoble.com Inc	Barnes & Noble Inc	122.4	74.8%	35.6%	32.6%	27.1%	Miscellaneous Retail Trade	Cash
06/02/03	Ribapharm Inc	ICN Pharmaceuticals Inc	187.3	79.6%	23.0%	23.8%	50.2%	Drugs	Cash
05/23/03	Fidelity Natl Info Solutions	Fidelity Natl Finl Inc	391.9	57.2%	24.1%	24.8%	37.3%	Business Services	Stock
04/10/03	Hotels.com	USA Interactive	1,237.2	62.3%	13.0%	9.8%	28.0%	Transportation and Shipping (except air)	Stock
12/13/02	Seminis Inc	Savia SA de CV(Pulsar)	63.9	73.4%	48.2%	45.4%	45.4%	Agriculture, Forestry, and Fishing	Cash
08/20/02	Pure Resources Inc	Union Oil Co of California	433.6	57.9%	20.7%	27.0%	22.4%	Oil and Gas; Petroleum Refining	Stock
07/26/02	International Specialty Prods	Samuel J Heyman	138.0	77.9%	4.3%	1.7%	33.8%	Chemicals and Allied Products	Cash
07/26/02	Tremont Corp	Valhi Inc	127.0	64.6%	96.4%	114.6%	118.8%	Metal and Metal Products	Stock
06/17/02	Fortress Group Inc	Lennar Corp	112.2		16.8%	18.7%	20.7%	Construction Firms	Cash / Liab.
05/31/02	Expedia Inc	USA Interactive	3,636.4	46.5%	35.8%	26.9%	22.2%	Transportation and Shipping (except air)	Stock
03/18/02	McAfee.com Corp	Network Associates Inc	229.5	68.5%	-0.7%	-11.3%	-5.1%	Prepackaged Software	Cash / Stock
02/19/02	Travelocity.com Inc	Sabre Holdings Corp	447.2	65.5%	45.8%	40.3%	22.5%	Transportation and Shipping (except air)	Cash
02/15/02	NRG Energy Inc	Xcel Energy Inc	672.6	73.0%	28.6%	34.0%	-3.1%	Electric, Gas, and Water Distribution	Stock
02/04/02	Intimate Brands Inc(Limited)	Limited Inc	1,644.7	81.8%	10.2%	18.0%	24.8%	Retail Trade-General Merchandise and Apparel	Stock
11/07/01	Aquila Inc(Utilicorp United)	UtiliCorp United Inc	414.2	80.0%	15.0%	12.7%	-16.1%	Electric, Gas, and Water Distribution	Stock
10/23/01	Transcontinental Realty Inv	American Realty Investors	59.1	62.1%	45.8%	38.9%	27.3%	Investment & Commodity Firms, Dealers, Exchanges	Cash / Stock
10/12/01	Liberty Digital Inc	Liberty Media Corp	69.1	89.6%	10.1%	3.0%	-28.2%	Radio and Television Broadcasting Stations	Stock
10/10/01	TD Waterhouse Group Inc	Toronto-Dominion Bank	402.6	88.8%	53.2%	49.1%	32.9%	Investment & Commodity Firms, Dealers, Exchanges	Cash
10/01/01	NCH Corp	Investor Group	121.5	54.3%	34.0%	33.6%	18.8%	Soaps, Cosmetics, and Personal-Care Products	Cash
08/21/01	Spectra Physics Inc	Thermo Electron Corp	70.9	73.4%	27.8%	-0.6%	-7.9%	Electronic and Electrical Equipment	Cash
06/06/01	Liberty Financial Cos Inc	Liberty Mutual Insurance Co	536.0	65.6%	24.8%	40.1%	40.4%	Investment & Commodity Firms, Dealers, Exchanges	Cash
05/30/01	Bacou USA Inc	Bacou SA	160.3	67.4%	21.8%	17.3%	11.3%	Measuring, Medical, Photo Equipment; Clocks	Cash
05/23/01	Unigraphics Solutions Inc	Electronic Data Systems Corp	208.5	78.5%	52.9%	68.8%	80.8%	Prepackaged Software	Cash
05/14/01	Agency.com Ltd	Seneca Investments LLC	53.8	59.6%	63.4%	45.0%	161.7%	Business Services	Cash
03/26/01	CSFBdirect	CSFB	110.4	82.0%	140.0%	102.0%	73.9%	Investment & Commodity Firms, Dealers, Exchanges	Cash
02/15/01	Westfield America Inc	Westfield America Trust	1,050.8	55.9%	12.5%	11.7%	14.5%	Investment & Commodity Firms, Dealers, Exchanges	Cash / Liab.
12/29/00	Berlitz Intl Inc(Benesse Corp)	Benesse Corp	110.2	54.4%	106.3%	103.1%	112.9%	Educational Services	Cash
12/14/00	NPC International Inc	O Gene Bicknell	93.6	60.5%	11.3%	6.8%	32.0%	Retail Trade-Eating and Drinking Places	Cash
10/27/00	Azurix Corp(Enron Corp)	Enron Corp	330.1	64.9%	135.1%	135.1%	134.1%	Electric, Gas, and Water Distribution	Cash
09/21/00	Hertz Corp	Ford Motor Co	734.0	81.0%	46.4%	42.7%	12.0%	Repair Services	Cash
08/30/00	AXA Financial Inc	AXA Group	11,189.3	54.7%	4.6%	9.8%	34.3%	Insurance	Cash / Stock
08/15/00	Infinity Broadcasting Corp	Viacom Inc	13,649.0	62.4%	-6.7%	-12.1%	-7.0%	Radio and Television Broadcasting Stations	Stock
08/14/00	BHC Communications Inc	News Corp Ltd	887.7	76.1%	16.4%	13.4%	10.0%	Radio and Television Broadcasting Stations	Cash
07/24/00	Phoenix Investment Partners	Phoenix Home Life Mutual	430.1	42.3%	44.0%	40.0%	62.6%	Investment & Commodity Firms, Dealers, Exchanges	Cash
07/09/00	Life Technologies Inc(Dexter)	Invitrogen Corp	401.7	72.1%	22.5%	22.5%	20.0%	Drugs	Cash / Stock
04/24/00	Cherry Corp	Investor Group	130.5	51.0%	103.1%	109.1%	70.3%	Electronic and Electrical Equipment	Cash

Source: SDC Financial.

Precedent Minority Buy-Out Transactions – All (cont'd)

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium 1 Day Prior	Target Stock Premium 1 Week Prior	Target Stock Premium 4 Weeks Prior	Target Industry	Consideration
03/27/00	Hartford Life(ITT Hartford)	Hartford Fin Svcs Group Inc	1,324.6	80.4%	18.7%	40.3%	43.3%	Insurance	Cash
03/23/00	Homestead Village Inc	Security Capital Group Inc	156.8	72.3%	49.1%	56.2%	98.8%	Hotels and Casinos	Cash
03/21/00	Travelers Property Casualty	Citigroup Inc	2,449.3	85.0%	24.5%	39.5%	35.0%	Insurance	Cash
03/17/00	Vastar Resources Inc	BP Amoco PLC	1,575.7	80.1%	16.2%	35.0%	69.4%	Oil and Gas; Petroleum Refining	Cash
03/14/00	Howmet International Inc	Alcoa Inc	349.3	81.1%	13.5%	12.8%	14.3%	Aerospace and Aircraft	Cash
02/22/00	IXnet Inc(IPC Information)	Global Crossing Ltd	876.9	72.4%	18.1%	22.8%	25.9%	Other Financial	Stock
02/14/00	CareInsite Inc(Medical Mgr)	Healtheon/WebMD Inc	1,883.8	64.9%	5.3%	-0.7%	-3.4%	Business Services	Stock
02/02/00	Thermo Instrument Systems Inc	Thermo Electron Corp	831.7	69.8%	27.0%	33.2%	94.3%	Measuring, Medical, Photo Equipment; Clocks	Stock
01/31/00	Thermedics(Thermo Electron)	Thermo Electron Corp	169.2	65.5%	76.3%	85.8%	103.3%	Measuring, Medical, Photo Equipment; Clocks	Stock
01/31/00	Thermo BioAnalysis(Thermo)	Thermo Instrument Systems Inc	167.9	70.1%	51.4%	55.6%	53.4%	Measuring, Medical, Photo Equipment; Clocks	Cash
01/31/00	ThermoQuest Corp	Thermo Instrument Systems Inc	96.9	85.4%	36.0%	47.0%	61.9%	Measuring, Medical, Photo Equipment; Clocks	Cash
01/31/00	Thermo Optek Corp	Thermo Instrument Systems Inc	51.8	90.0%	6.7%	-5.1%	41.2%	Measuring, Medical, Photo Equipment; Clocks	Cash
01/19/00	Life Technologies Inc(Dexter)	Dexter Corp	356.9	70.0%	8.9%	11.4%	18.1%	Drugs	Cash
01/19/00	Trigen Energy Corp	Elyo	159.2	53.0%	38.2%	42.4%	31.9%	Electric, Gas, and Water Distribution	Cash
01/19/00	Conning Corp	Metropolitan Life Insurance Co	74.3	56.6%	15.6%	38.9%	52.1%	Investment & Commodity Firms, Dealers, Exchanges	Cash
12/08/99	Robertson-Ceco Corp	Heico Companies LLC	57.0	69.2%	46.0%	43.8%	41.5%	Metal and Metal Products	Cash
12/01/99	Boise Cascade Office Products	Boise Cascade Corp	205.3	80.5%	43.5%	55.3%	60.0%	Wholesale Trade-Nondurable Goods	Cash
11/16/99	Thermo TerraTech Inc(Thermo)	Thermo Electron Corp	80.7	53.7%	-15.8%	-9.4%	11.6%	Machinery	Stock
11/05/99	PEC Israel Economic Corp	Discount Investment Corp Ltd	320.0	56.3%	0.2%	1.0%	2.8%	Investment & Commodity Firms, Dealers, Exchanges	Cash
10/21/99	Student Loan Corporation	Citigroup Inc	180.0	80.0%	11.5%	11.6%	0.8%	Credit Institutions	Cash
10/20/99	Thermoretec Corp	Thermo Electron Corp	56.9	55.4%	27.3%	33.3%	34.9%	Machinery	Cash
06/03/99	Genentech Inc	Roche Hldg AG	4,313.5	56.9%	279.3%	281.5%	279.3%	Drugs	Cash
05/07/99	J Ray McDermott SA	McDermott International Inc	514.5	63.0%	16.8%	13.1%	19.3%	Construction Firms	Cash
04/12/99	Meadowcraft Inc	Investor Group	53.2	73.0%	64.9%	63.3%	77.8%	Wood Products, Furniture, and Fixtures	Cash
04/01/99	Aqua Alliance Inc	Vivendi SA	117.1	77.8%	28.9%	19.0%	101.7%	Business Services	Cash
03/24/99	Knoll Inc(Warburg, Pincus)	Warburg Pincus Ventures Inc	490.8	58.2%	83.6%	51.9%	46.4%	Wood Products, Furniture, and Fixtures	Cash
03/21/99	Spelling Entertainment Group	Viacom Inc	191.6	80.9%	8.3%	43.2%	54.5%	Motion Picture Production and Distribution	Cash
12/03/98	Banner Aerospace Inc	Fairchild Corp	82.4	69.2%	25.7%	41.9%	40.8%	Wholesale Trade-Durable Goods	Stock
10/27/98	Citizens Corp(Hanover Ins Co)	Allmerica Financial Corp	212.4	81.8%	20.6%	17.2%	20.9%	Insurance	Cash
10/22/98	BA Merchant Svcs(BankAmerica)	Bank of America National Trust	339.4	65.4%	47.2%	56.3%	42.1%	Business Services	Cash
10/16/98	BRC Holdings Inc	Affiliated Computer Services	131.9	51.0%	17.2%	16.9%	15.2%	Prepackaged Software	Cash
10/05/98	Insignia Properties Trust	Apartment Invest & Mgmt Co	63.6	75.0%	7.5%	7.5%		Investment & Commodity Firms, Dealers, Exchanges	Stock
09/29/98	Newmont Gold Co	Newmont Mining Corp	264.8	93.8%	-5.2%	20.8%	62.4%	Mining	Stock
09/23/98	J&L Specialty Steel Inc	Usinor SA	115.0	53.5%	100.0%	112.5%	37.8%	Metal and Metal Products	Cash
09/23/98	Ryerson Tull Inc	Inland Steel Industries Inc	61.2	86.4%	-41.0%	-38.6%	-51.8%	Metal and Metal Products	Stock
09/08/98	PEC Israel Economic Corp	Investor Group	125.0	81.4%	60.0%	55.7%	50.5%	Investment & Commodity Firms, Dealers, Exchanges	Cash
08/24/98	Tele-Communications Intl	Liberty Media Corp	379.1	81.1%	-1.1%	-4.5%	-9.9%	Radio and Television Broadcasting Stations	Stock
07/07/98	Life Technologies Inc(Dexter)	Dexter Corp	215.8	56.5%	25.2%	24.7%	19.0%	Drugs	Cash
04/30/98	Mycogen Corp(Dow AgroSciences)	Dow AgroSciences LLC	379.3	62.2%	41.8%	40.0%	52.4%	Agriculture, Forestry, and Fishing	Cash
03/27/98	International Specialty Prods	ISP Holdings Inc	324.5	79.9%	4.3%	1.7%	14.5%	Chemicals and Allied Products	Stock
03/17/98	BET Holdings Inc	Investor Group	462.3	57.9%	4.0%	14.3%	17.9%	Radio and Television Broadcasting Stations	Cash
03/05/98	XLConnect Solutions Inc	Xerox Corp	93.0	69.7%	-11.1%	15.1%	22.1%	Business Services	Cash
01/22/98	BT Office Products Intl Inc	Koninklijke KNP BT NV	138.1	70.0%	32.5%	78.9%	78.9%	Wholesale Trade-Nondurable Goods	Cash
01/20/98	NACT Telecommunications(GST)	World Access Inc	53.1	61.0%	12.0%	12.5%	16.7%	Wholesale Trade-Durable Goods	Stock
01/08/98	Rayonier Timberlands LP	Rayonier Inc	65.8	74.7%	11.2%	25.3%	17.5%	Agriculture, Forestry, and Fishing	Cash
09/18/97	Guaranty National Corp	Orion Capital Corp	117.2	77.3%	10.8%	23.9%	27.7%	Insurance	Cash / Stock
06/26/97	Rhone-Poulenc Rorer Inc	Rhone-Poulenc SA	4,831.6	63.1%	22.1%	22.8%	29.3%	Drugs	Cash
06/20/97	Wheelabrator Technologies Inc	Waste Management Inc	869.7	65.4%	26.9%	28.2%	30.7%	Measuring, Medical, Photo Equipment; Clocks	Cash
06/03/97	Faulding Inc(FH Faulding & Co)	FH Faulding & Co Ltd	77.3	62.0%	25.6%	22.7%	45.9%	Drugs	Cash
06/02/97	Acordia Inc	Associated Insurance Cos	193.2	60.8%	12.7%	11.5%	26.0%	Insurance	Cash

Source: SDC Financial.



Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions – All (cont'd)

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium			Target Industry	Consideration
					1 Day Prior	1 Week Prior	4 Weeks Prior		
05/22/97	Chaparral Steel Co	Texas Industries Inc	72.8	81.3%	20.4%	25.3%	34.1%	Metal and Metal Products	Cash
05/14/97	Enron Global Power & Pipelines	Enron Corp	428.0	50.6%	11.8%	13.7%	19.7%	Electric, Gas, and Water Distribution	Stock
03/03/97	American Finl Entps Inc	American Financial Group Inc	83.6	83.0%	34.6%	48.0%	41.0%	Investment & Commodity Firms, Dealers, Exchanges	Cash / Stock
02/25/97	Fina Inc	Petrofina SA	257.0	85.3%	19.7%	18.5%	21.5%	Oil and Gas; Petroleum Refining	Cash / Warrants
02/20/97	NHP Inc	Apartment Invest & Mgmt Co	114.5	53.3%	28.3%	25.2%	19.1%	Real Estate; Mortgage Bankers and Brokers	Stock
02/18/97	Contour Medical(Retirement)	Sun Healthcare Group Inc	55.2	65.3%	21.4%	47.8%	58.1%	Measuring, Medical, Photo Equipment; Clocks	Cash / Stock / Liab.
01/28/97	Calgene Inc(Monsanto Co)	Monsanto Co	242.6	56.3%	62.0%	60.0%	60.0%	Agriculture, Forestry, and Fishing	Cash
01/13/97	Zurich Reinsurance Centre	Zurich Versicherungs GmbH	319.0	66.0%	17.1%	18.5%	11.6%	Insurance	Cash
12/17/96	Genetics Institute Inc	American Home Products Corp	1,006.0	60.0%	123.7%	123.7%	134.5%	Drugs	Cash / Stock
12/17/96	Allmerica Property & Casualty	Allmerica Financial Corp	816.9	59.3%	15.8%	12.8%	14.3%	Insurance	Cash / Stock
11/27/96	Central Tractor Farm & Country	JW Childs Equity Partners LP	56.7	61.3%	17.5%	17.5%	18.8%	Miscellaneous Retail Trade	Cash
10/10/96	WCI Steel Inc(Renco Group Inc)	Renco Group Inc	56.5	84.5%	17.7%	29.0%	77.8%	Metal and Metal Products	Cash
09/09/96	Crocker Realty Trust Inc	Highwoods Properties Inc	76.1	73.6%	9.2%	8.0%	3.3%	Investment & Commodity Firms, Dealers, Exchanges	Cash
08/26/96	Bankers Life Holding(Conseco)	Conseco Inc	120.8	88.4%	14.9%	10.5%	11.7%	Insurance	Stock
08/08/96	Roto-Rooter Inc	Chemed Corp	93.6	54.9%	12.3%	12.3%	11.2%	Repair Services	Cash
07/03/96	Golden Poultry Co Inc	Gold Kist Inc	52.1	75.0%	52.0%	50.0%	39.0%	Food and Kindred Products	Cash
05/27/96	SyStemix Inc(Sandoz AG)	Sandoz AG	107.6	67.8%	4.7%	69.6%	59.2%	Drugs	Cash
03/29/96	Great American Mgmt & Invt Inc	Equity Holdings Ltd	63.3	84.3%	2.6%	4.2%	3.6%	Investment & Commodity Firms, Dealers, Exchanges	Cash
		Mean:		**68.8%**	**30.1%**	**32.8%**	**37.1%**		
		Median:		**68.5%**	**20.7%**	**24.2%**	**27.7%**		
		75th Percentile:		**80.0%**	**37.8%**	**43.1%**	**50.2%**		
		25th Percentile:		**59.3%**	**11.3%**	**12.4%**	**15.8%**		

Source: SDC Financial.

Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions – Financial Institutions

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium 1 Day Prior	1 Week Prior	4 Weeks Prior	Target Industry	Consideration
09/12/05	WFS Financial Inc	Wachovia Corp,Charlotte,NC	$485.6	84.0%	13.8%	11.5%	28.2%	Credit Institutions	Stock
05/24/04	WFS Financial Inc	Westcorp,Irvine,CA	310.5	84.0%	3.5%	6.2%	5.1%	Credit Institutions	Cash
06/17/02	Fortress Group Inc	Lennar Corp	112.2		16.8%	18.7%	20.7%	Construction Firms	Cash / Liab.
10/23/01	Transcontinental Realty Inv	American Realty Investors	59.1	62.1%	45.8%	38.9%	27.3%	Investment & Commodity Firms, Dealers, Exchanges	Cash / Stock
10/10/01	TD Waterhouse Group Inc	Toronto-Dominion Bank	402.6	88.8%	53.2%	49.1%	32.9%	Investment & Commodity Firms, Dealers, Exchanges	Cash
06/06/01	Liberty Financial Cos Inc	Liberty Mutual Insurance Co	536.0	65.6%	24.8%	40.1%	40.4%	Investment & Commodity Firms, Dealers, Exchanges	Cash
03/26/01	CSFBdirect	CSFB	110.4	82.0%	140.0%	102.0%	73.9%	Investment & Commodity Firms, Dealers, Exchanges	Cash
02/15/01	Westfield America Inc	Westfield America Trust	1,050.8	55.9%	12.5%	11.7%	14.5%	Investment & Commodity Firms, Dealers, Exchanges	Cash / Liab.
08/30/00	AXA Financial Inc	AXA Group	11,189.3	54.7%	4.6%	9.8%	34.3%	Insurance	Cash / Stock
07/24/00	Phoenix Investment Partners	Phoenix Home Life Mutual	430.1	42.3%	44.0%	40.0%	62.6%	Investment & Commodity Firms, Dealers, Exchanges	Cash
03/27/00	Hartford Life(ITT Hartford)	Hartford Fin Svcs Group Inc	1,324.6	80.4%	18.7%	40.3%	43.3%	Insurance	Cash
03/21/00	Travelers Property Casualty	Citigroup Inc	2,449.3	85.0%	24.5%	39.5%	35.0%	Insurance	Cash
02/22/00	IXnet Inc(IPC Information)	Global Crossing Ltd	876.9	72.4%	18.1%	22.8%	25.9%	Other Financial	Stock
01/19/00	Conning Corp	Metropolitan Life Insurance Co	74.3	56.6%	15.6%	38.9%	52.1%	Investment & Commodity Firms, Dealers, Exchanges	Cash
11/05/99	PEC Israel Economic Corp	Discount Investment Corp Ltd	320.0	56.3%	0.2%	1.0%	2.8%	Investment & Commodity Firms, Dealers, Exchanges	Cash
10/21/99	Student Loan Corporation	Citigroup Inc	180.0	80.0%	11.5%	11.6%	0.8%	Credit Institutions	Cash
05/07/99	J Ray McDermott SA	McDermott International Inc	514.5	63.0%	16.8%	13.1%	19.3%	Construction Firms	Cash
10/27/98	Citizens Corp(Hanover Ins Co)	Allmerica Financial Corp	212.4	81.8%	20.6%	17.2%	20.9%	Insurance	Cash
10/05/98	Insignia Properties Trust	Apartment Invest & Mgmt Co	63.6	75.0%	7.5%	7.5%		Investment & Commodity Firms, Dealers, Exchanges	Stock
09/08/98	PEC Israel Economic Corp	Investor Group	125.0	81.4%	60.0%	55.7%	50.5%	Investment & Commodity Firms, Dealers, Exchanges	Cash
09/18/97	Guaranty National Corp	Orion Capital Corp	117.2	77.3%	10.8%	23.9%	27.7%	Insurance	Cash / Stock
06/02/97	Acordia Inc	Associated Insurance Cos	193.2	60.8%	12.7%	11.5%	26.0%	Insurance	Cash
03/03/97	American Finl Entps Inc	American Financial Group Inc	83.6	83.0%	34.6%	48.0%	41.0%	Investment & Commodity Firms, Dealers, Exchanges	Cash / Stock
02/20/97	NHP Inc	Apartment Invest & Mgmt Co	114.5	53.3%	28.3%	25.2%	19.1%	Real Estate; Mortgage Bankers and Brokers	Stock
01/13/97	Zurich Reinsurance Centre	Zurich Versicherungs GmbH	319.0	66.0%	17.1%	18.5%	11.6%	Insurance	Cash
12/17/96	Allmerica Property & Casualty	Allmerica Financial Corp	816.9	59.3%	15.8%	12.8%	14.3%	Insurance	Cash / Stock
09/09/96	Crocker Realty Trust Inc	Highwoods Properties Inc	76.1	73.6%	9.2%	8.0%	3.3%	Investment & Commodity Firms, Dealers, Exchanges	Cash
08/26/96	Bankers Life Holding(Conseco)	Conseco Inc	120.8	88.4%	14.9%	10.5%	11.7%	Insurance	Stock
03/29/96	Great American Mgmt & Invt Inc	Equity Holdings Ltd	63.3	84.3%	2.6%	4.2%	3.6%	Investment & Commodity Firms, Dealers, Exchanges	Cash
		Mean:		**71.3%**	**24.1%**	**25.5%**	**26.7%**		
		Median:		**74.3%**	**16.8%**	**18.5%**	**25.9%**		
		75th Percentile:		**82.3%**	**24.8%**	**39.5%**	**36.4%**		
		25th Percentile:		**60.4%**	**11.5%**	**11.5%**	**13.6%**		

Source: SDC Financial.

Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions – Insurance Companies

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium				Target Industry	Consideration
					1 Day Prior	1 Week Prior	4 Weeks Prior			
08/30/00	AXA Financial Inc	AXA Group	$11,189.3	54.7%	4.6%	9.8%	34.3%		Insurance	Cash / Stock
03/27/00	Hartford Life(ITT Hartford)	Hartford Fin Svcs Group Inc	1,324.6	80.4%	18.7%	40.3%	43.3%		Insurance	Cash
03/21/00	Travelers Property Casualty	Citigroup Inc	2,449.3	85.0%	24.5%	39.5%	35.0%		Insurance	Cash
10/27/98	Citizens Corp(Hanover Ins Co)	Allmerica Financial Corp	212.4	81.8%	20.6%	17.2%	20.9%		Insurance	Cash
09/18/97	Guaranty National Corp	Orion Capital Corp	117.2	77.3%	10.8%	23.9%	27.7%		Insurance	Cash / Stock
06/02/97	Acordia Inc	Associated Insurance Cos	193.2	60.8%	12.7%	11.5%	26.0%		Insurance	Cash
01/13/97	Zurich Reinsurance Centre	Zurich Versicherungs GmbH	319.0	66.0%	17.1%	18.5%	11.6%		Insurance	Cash
12/17/96	Allmerica Property & Casualty	Allmerica Financial Corp	816.9	59.3%	15.8%	12.8%	14.3%		Insurance	Cash / Stock
08/26/96	Bankers Life Holding(Conseco)	Conseco Inc	120.8	88.4%	14.9%	10.5%	11.7%		Insurance	Stock
		Mean:		**72.6%**	**15.5%**	**20.4%**	**25.0%**			
		Median:		**77.3%**	**15.8%**	**17.2%**	**26.0%**			
		75th Percentile:		**81.8%**	**18.7%**	**23.9%**	**34.3%**			
		25th Percentile:		**60.8%**	**12.7%**	**11.5%**	**14.3%**			

Source: SDC Financial.

Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions – 100% Cash

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium 1 Day Prior	1 Week Prior	4 Weeks Prior	Target Industry	Consideration
09/01/05	7-Eleven Inc	IYG Holding Co	$1,301.5	69.7%	32.3%	31.0%	14.1%	Retail Trade-Food Stores	Cash
07/01/05	Tipperary Corp	Santos Ltd	139.8	54.5%	18.9%	16.1%	36.3%	Oil and Gas; Petroleum Refining	Cash
04/14/05	Rubicon Medical Corp	Boston Scientific Corp	99.3	53.6%	-0.7%	0.7%	26.1%	Measuring, Medical, Photo Equipment; Clocks	Cash
02/21/05	Eon Labs Inc	Novartis AG	932.9	66.4%	11.0%	7.8%	23.5%	Drugs	Cash
01/27/05	Genencor International Inc	Danisco A/S	183.8	84.0%	23.9%	22.4%	15.8%	Drugs	Cash
08/02/04	Cox Communications Inc	Cox Enterprises Inc	8,389.6	61.4%	26.0%	24.6%	25.2%	Radio and Television Broadcasting Stations	Cash
05/24/04	WFS Financial Inc	Westcorp,Irvine,CA	310.5	84.0%	3.5%	6.2%	5.1%	Credit Institutions	Cash
11/07/03	barnesandnoble.com Inc	Barnes & Noble Inc	122.4	74.8%	35.6%	32.6%	27.1%	Miscellaneous Retail Trade	Cash
06/02/03	Ribapharm Inc	ICN Pharmaceuticals Inc	187.3	79.6%	23.0%	23.8%	50.2%	Drugs	Cash
12/13/02	Seminis Inc	Savia SA de CV(Pulsar)	63.9	73.4%	48.2%	45.4%	45.4%	Agriculture, Forestry, and Fishing	Cash
07/26/02	International Specialty Prods	Samuel J Heyman	138.0	77.9%	4.3%	1.7%	33.8%	Chemicals and Allied Products	Cash
02/19/02	Travelocity.com Inc	Sabre Holdings Corp	447.2	65.5%	45.8%	40.3%	22.5%	Transportation and Shipping (except air)	Cash
10/10/01	TD Waterhouse Group Inc	Toronto-Dominion Bank	402.6	88.8%	53.2%	49.1%	32.9%	Investment & Commodity Firms, Dealers, Exchanges	Cash
10/01/01	NCH Corp	Investor Group	121.5	54.3%	34.0%	33.6%	18.8%	Soaps, Cosmetics, and Personal-Care Products	Cash
08/21/01	Spectra Physics Inc	Thermo Electron Corp	70.9	73.4%	27.8%	-0.6%	-7.9%	Electronic and Electrical Equipment	Cash
06/06/01	Liberty Financial Cos Inc	Liberty Mutual Insurance Co	536.0	65.6%	24.8%	40.1%	40.4%	Investment & Commodity Firms, Dealers, Exchanges	Cash
05/30/01	Bacou USA Inc	Bacou SA	160.3	67.4%	21.8%	17.3%	11.3%	Measuring, Medical, Photo Equipment; Clocks	Cash
05/23/01	Unigraphics Solutions Inc	Electronic Data Systems Corp	208.5	78.5%	52.9%	68.8%	80.8%	Prepackaged Software	Cash
05/14/01	Agency.com Ltd	Seneca Investments LLC	53.8	59.6%	63.4%	45.0%	161.7%	Business Services	Cash
03/26/01	CSFBdirect	CSFB	110.4	82.0%	140.0%	102.0%	73.9%	Investment & Commodity Firms, Dealers, Exchanges	Cash
12/29/00	Berlitz Intl Inc(Benesse Corp)	Benesse Corp	110.2	54.4%	106.3%	103.1%	112.9%	Educational Services	Cash
12/14/00	NPC International Inc	O Gene Bicknell	93.6	60.5%	11.3%	6.8%	32.0%	Retail Trade-Eating and Drinking Places	Cash
10/27/00	Azurix Corp(Enron Corp)	Enron Corp	330.1	64.9%	135.1%	135.1%	134.1%	Electric, Gas, and Water Distribution	Cash
09/21/00	Hertz Corp	Ford Motor Co	734.0	81.0%	46.4%	42.7%	12.0%	Repair Services	Cash
08/14/00	BHC Communications Inc	News Corp Ltd	887.7	76.1%	16.4%	13.4%	10.0%	Radio and Television Broadcasting Stations	Cash
07/24/00	Phoenix Investment Partners	Phoenix Home Life Mutual	430.1	42.3%	44.0%	40.0%	62.6%	Investment & Commodity Firms, Dealers, Exchanges	Cash
04/24/00	Cherry Corp	Investor Group	130.5	51.0%	103.1%	109.1%	70.3%	Electronic and Electrical Equipment	Cash
03/27/00	Hartford Life(ITT Hartford)	Hartford Fin Svcs Group Inc	1,324.6	80.4%	18.7%	40.3%	43.3%	Insurance	Cash
03/23/00	Homestead Village Inc	Security Capital Group Inc	156.8	72.3%	49.1%	56.2%	98.8%	Hotels and Casinos	Cash
03/21/00	Travelers Property Casualty	Citigroup Inc	2,449.3	85.0%	24.5%	39.5%	35.0%	Insurance	Cash
03/17/00	Vastar Resources Inc	BP Amoco PLC	1,575.7	80.1%	16.2%	35.0%	69.4%	Oil and Gas; Petroleum Refining	Cash
03/14/00	Howmet International Inc	Alcoa Inc	349.3	81.1%	13.5%	12.8%	14.3%	Aerospace and Aircraft	Cash
01/31/00	Thermo BioAnalysis(Thermo)	Thermo Instrument Systems Inc	167.9	70.1%	51.4%	55.6%	53.4%	Measuring, Medical, Photo Equipment; Clocks	Cash
01/31/00	ThermoQuest Corp	Thermo Instrument Systems Inc	96.9	85.4%	36.0%	47.0%	61.9%	Measuring, Medical, Photo Equipment; Clocks	Cash
01/31/00	Thermo Optek Corp	Thermo Instrument Systems Inc	51.8	90.0%	6.7%	-5.1%	41.2%	Measuring, Medical, Photo Equipment; Clocks	Cash
01/19/00	Life Technologies Inc(Dexter)	Dexter Corp	356.9	70.0%	8.9%	11.4%	18.1%	Drugs	Cash
01/19/00	Trigen Energy Corp	Elyo	159.2	53.0%	38.2%	42.4%	31.9%	Electric, Gas, and Water Distribution	Cash
01/19/00	Conning Corp	Metropolitan Life Insurance Co	74.3	56.6%	15.6%	38.9%	52.1%	Investment & Commodity Firms, Dealers, Exchanges	Cash
12/08/99	Robertson-Ceco Corp	Heico Companies LLC	57.0	69.2%	46.0%	43.8%	41.5%	Metal and Metal Products	Cash
12/01/99	Boise Cascade Office Products	Boise Cascade Corp	205.3	80.5%	43.5%	55.3%	60.0%	Wholesale Trade-Nondurable Goods	Cash
11/05/99	PEC Israel Economic Corp	Discount Investment Corp Ltd	320.0	56.3%	0.2%	1.0%	2.8%	Investment & Commodity Firms, Dealers, Exchanges	Cash
10/21/99	Student Loan Corporation	Citigroup Inc	180.0	80.0%	11.5%	11.6%	0.8%	Credit Institutions	Cash
10/20/99	Thermoretec Corp	Thermo Electron Corp	56.9	55.4%	27.3%	33.3%	34.9%	Machinery	Cash
06/03/99	Genentech Inc	Roche Hldg AG	4,313.5	56.9%	279.3%	281.5%	279.3%	Drugs	Cash
05/07/99	J Ray McDermott SA	McDermott International Inc	514.5	63.0%	16.8%	13.1%	19.3%	Construction Firms	Cash
04/12/99	Meadowcraft Inc	Investor Group	53.2	73.0%	64.9%	63.3%	77.8%	Wood Products, Furniture, and Fixtures	Cash
04/01/99	Aqua Alliance Inc	Vivendi SA	117.1	77.8%	28.9%	19.0%	101.7%	Business Services	Cash
03/24/99	Knoll Inc(Warburg, Pincus)	Warburg Pincus Ventures Inc	490.8	58.2%	83.6%	51.9%	46.4%	Wood Products, Furniture, and Fixtures	Cash
03/21/99	Spelling Entertainment Group	Viacom Inc	191.6	80.9%	8.3%	43.2%	54.5%	Motion Picture Production and Distribution	Cash
10/27/98	Citizens Corp(Hanover Ins Co)	Allmerica Financial Corp	212.4	81.8%	20.6%	17.2%	20.9%	Insurance	Cash



Source: SDC Financial.

COCHRAN CARONIA WALLER

Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions – 100% Cash (cont'd)

(Dollars in millions)

Announce Date	Target Name	Acquiror Name	Transaction Value	% Held Prior	Target Stock Premium			Target Industry	Consideration
					1 Day Prior	1 Week Prior	4 Weeks Prior		
10/22/98	BA Merchant Svcs(BankAmerica)	Bank of America National Trust	339.4	65.4%	47.2%	56.3%	42.1%	Business Services	Cash
10/16/98	BRC Holdings Inc	Affiliated Computer Services	131.9	51.0%	17.2%	16.9%	15.2%	Prepackaged Software	Cash
09/23/98	J&L Specialty Steel Inc	Usinor SA	115.0	53.5%	100.0%	112.5%	37.8%	Metal and Metal Products	Cash
09/08/98	PEC Israel Economic Corp	Investor Group	125.0	81.4%	60.0%	55.7%	50.5%	Investment & Commodity Firms, Dealers, Exchanges	Cash
07/07/98	Life Technologies Inc(Dexter)	Dexter Corp	215.8	56.5%	25.2%	24.7%	19.0%	Drugs	Cash
04/30/98	Mycogen Corp(Dow AgroSciences)	Dow AgroSciences LLC	379.3	62.2%	41.8%	40.0%	52.4%	Agriculture, Forestry, and Fishing	Cash
03/17/98	BET Holdings Inc	Investor Group	462.3	57.9%	4.0%	14.3%	17.9%	Radio and Television Broadcasting Stations	Cash
03/05/98	XLConnect Solutions Inc	Xerox Corp	93.0	69.7%	-11.1%	15.1%	22.1%	Business Services	Cash
01/22/98	BT Office Products Intl Inc	Koninklijke KNP BT NV	138.1	70.0%	32.5%	78.9%	78.9%	Wholesale Trade-Nondurable Goods	Cash
01/08/98	Rayonier Timberlands LP	Rayonier Inc	65.8	74.7%	11.2%	25.3%	17.5%	Agriculture, Forestry, and Fishing	Cash
06/26/97	Rhone-Poulenc Rorer Inc	Rhone-Poulenc SA	4,831.6	63.1%	22.1%	22.8%	29.3%	Drugs	Cash
06/20/97	Wheelabrator Technologies Inc	Waste Management Inc	869.7	65.4%	26.9%	28.2%	30.7%	Measuring, Medical, Photo Equipment; Clocks	Cash
06/03/97	Faulding Inc(FH Faulding & Co)	FH Faulding & Co Ltd	77.3	62.0%	25.6%	22.7%	45.9%	Drugs	Cash
06/02/97	Acordia Inc	Associated Insurance Cos	193.2	60.8%	12.7%	11.5%	26.0%	Insurance	Cash
05/22/97	Chaparral Steel Co	Texas Industries Inc	72.8	81.3%	20.4%	25.3%	34.1%	Metal and Metal Products	Cash
01/28/97	Calgene Inc(Monsanto Co)	Monsanto Co	242.6	56.3%	62.0%	60.0%	60.0%	Agriculture, Forestry, and Fishing	Cash
01/13/97	Zurich Reinsurance Centre	Zurich Versicherungs GmbH	319.0	66.0%	17.1%	18.5%	11.6%	Insurance	Cash
11/27/96	Central Tractor Farm & Country	JW Childs Equity Partners LP	56.7	61.3%	17.5%	17.5%	18.8%	Miscellaneous Retail Trade	Cash
10/10/96	WCI Steel Inc(Renco Group Inc)	Renco Group Inc	56.5	84.5%	17.7%	29.0%	77.8%	Metal and Metal Products	Cash
09/09/96	Crocker Realty Trust Inc	Highwoods Properties Inc	76.1	73.6%	9.2%	8.0%	3.3%	Investment & Commodity Firms, Dealers, Exchanges	Cash
08/08/96	Roto-Rooter Inc	Chemed Corp	93.6	54.9%	12.3%	12.3%	11.2%	Repair Services	Cash
07/03/96	Golden Poultry Co Inc	Gold Kist Inc	52.1	75.0%	52.0%	50.0%	39.0%	Food and Kindred Products	Cash
05/27/96	SyStemix Inc(Sandoz AG)	Sandoz AG	107.6	67.8%	4.7%	69.6%	59.2%	Drugs	Cash
03/29/96	Great American Mgmt & Invt Inc	Equity Holdings Ltd	63.3	84.3%	2.6%	4.2%	3.6%	Investment & Commodity Firms, Dealers, Exchanges	Cash
Mean:				68.9%	36.4%	39.0%	43.7%		
Median:				69.5%	25.0%	31.8%	34.5%		
75th Percentile:				79.9%	46.3%	48.6%	54.2%		
25th Percentile:				59.8%	14.0%	15.4%	18.8%		

Source: SDC Financial.